SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 8, 2003

TELIASONERA AB
(Translation of registrant’s name into English)

Marbackagatan 11 S-123 86 Farsta, Sweden

(Address of principal executive offices)

0-30340

(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURES
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2003	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell

Vice President and Legal Counsel

Press Release

8/10/03

TeliaSonera reducing prices in Sweden

TeliaSonera is reducing the price to end customers of calls during evenings and weekends from Telia’s fixed network to mobile phones connected to the Tele2/Comviq and Vodafone mobile networks. The reduction takes effect on 24 October 2003.

As operator, TeliaSonera is also reducing the interconnection rate to its GSM network from SEK 0.88 to SEK 0.82 per minute.

Rationalisations within TeliaSonera Sweden have facilitated reductions in interconnection rates, but so far TeliaSonera has not seen corresponding reductions by other operators in the market. There is a direct correlation between the price customers have to pay and the interconnection rate paid by the various operators for using each other’s networks. Currently there is a disparity between the mobile operators in their interconnection rates. In the opinion of Marie Ehrling, President of TeliaSonera Sweden, the price pattern on the Swedish mobile telecom market could look different.

“Our competitors are currently allowed to charge much higher interconnection rates than us, despite the fact that TeliaSonera has better geographical coverage. This distorts competition and pushes prices up on the Swedish mobile market. We hope the new Electronic Communications Act will change that. The day we have fair interconnection rates is the day we will see the price of calls to mobile networks falling,” says Marie Ehrling.

The interconnection rate is the fee that mobile operators take from each other in the various networks. In law, TeliaSonera Sweden is liable to maintain a cost-based interconnection rate. Since TeliaSonera Sweden has continually improved its efficiency, it is now possible to further reduce its interconnection rate. Currently, Vodafone and Tele2 must pay SEK 0.82 per minute for calls to TeliaSonera’s network, whilst they are demanding that TeliaSonera Sweden pays up to SEK 1.90 to Vodafone and SEK 1.85 to Tele2.

Telia’s new customer price from the fixed network, which applies on weekdays 18:00-08:00 and weekends to the Tele2/Comviq and Vodafone mobile networks, means a reduction of SEK 0.30 from the current SEK 2.25 to SEK 1.95. The price to mobiles connected to the Telia network is unchanged at SEK 1.50 per minute during the same times. A connection fee of SEK 0.45 applies to all calls. On weekdays 08:00-18:00 the price is unchanged at SEK 2.95. The price to mobiles on the Telia network is unchanged at SEK 2.50 during the same times.

Further information for journalists can be obtained from:
Ola Kallemur, Press Director, TeliaSonera Sweden, +46 20 77 58 30

Forward-Looking Statements
Statements in the press release relating to future status or circumstances, including future performance, other trend projections and other benefits of the transaction are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.